January 6, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	iGate Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 8-K Filed October 1, 2008
File No. 000-21755

Dear Mr. Gilmore:

This letter is in response to your letter dated December 23, 2009 to iGate Corporation (the “Company”). Your letter included two additional comments to which we have responded below. For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III (as incorporated by reference from definitive proxy filed March 13, 2009)

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses for Executive Officers, page 14

1.	SEC COMMENT: We refer to your response to our prior comment 3 and note that you did not conduct or provide us with a legal analysis as to why the disclosure of actual targets with respect to quantitative performance-related factors would put you at a substantial competitive disadvantage. To the extent that you do not provide disclosure of targets in future filings, you should undertake a legal analysis setting forth the reasons why you believe you would suffer competitive harm as a result of the disclosure of the actual targets used to determine the executive compensation of your named executive officers. See Instruction 4 to Item 402(b) of Regulation S-K. For additional guidance, see Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009 by John W. White (Oct. 21, 2008), available on our website at http://www.sec.gov/news/speech/2008/spch102108jww.htm.

Mr. Patrick Gilmore

January 6, 2010

COMPANY RESPONSE: We acknowledge the Staff’s comment and will provide the requested disclosure in future filings.

Form 8-K Filed October 1, 2008

2.	SEC COMMENT: Your response to prior comment number 6 indicates that performing the significance tests as of September 30, 2008 was more appropriate than performing the tests as of December 31, 2007. It is unclear to us how you have concluded that performing the tests as of September 30, 2008 was more appropriate considering that Rule 1-02(w) of Regulation S-X requires that the tests be performed as of December 31, 2007. Based on the significance of the disposition to your income from continuing operations before income taxes for the year ended December 31, 2008, pro forma financial statements were required to be filed. Please amend your Form 8-K to provide the pro forma financial statements required by Item 9.01(b) of Form 8-K and Article 11 of Regulation S-X.

COMPANY RESPONSE: We acknowledge the Staff’s comment and intend to file an amendment to the Form 8-K. Attached please find a draft of the pro forma financial statements which we intend to attach as Exhibit 99.1 to the Form 8-K/A. We are attaching this draft in order to give the Staff the opportunity to review and comment on the pro forma financial statements prior to filing Form 8-K/A.

*        *        *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses provided herein, please do not hesitate to call us, or our outside counsel James J. Barnes (412-288-7164) or Eric L. Billings (412-288-3022).

Mr. Patrick Gilmore

January 6, 2010

Sincerely,

/s/ Sujit Sircar
Sujit Sircar
Chief Financial Officer

cc:	Phaneesh Murthy

Exhibit 99.1 Pro Forma Consolidated Financial Information

Introduction

On September 30, 2008, iGATE Corporation (“iGATE” or the “Company”) entered into a Separation and Distribution Agreement and a Tax Sharing Agreement in connection with iGATE’s spin-off (the “Spin-Off”) of Mastech Holdings, Inc. (“Mastech”), its wholly-owned subsidiary. As a result of the Spin-Off, iGATE shareholders of record as of September 16, 2008 received one share of Mastech common stock, par value $0.01 per share, for every fifteen shares of iGATE common stock held as of September 16, 2008 and cash for any fractional shares of Mastech common stock. iGATE distributed approximately 3.6 million shares of Mastech in the distribution. The Spin-Off was made without the payment of any consideration or the exchange of any shares by iGATE shareholders. As a result of the Spin-Off, Mastech is no longer owned by iGATE and is now an independent public company.

Pro Forma Information

The unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2008 and the years ended December 31, 2007, 2006 and 2005 treat the Spin-Off of Mastech, and other transactions described below, as if the distribution and related transactions occurred on January 1, 2005. The unaudited pro forma consolidated balance sheet as of June 30, 2008 gives effect to the Spin-Off of Mastech as if the distribution and related transactions occurred on June 30, 2008. The unaudited pro forma consolidated financial statements are subject to the assumptions and adjustments set forth in the accompanying notes. Management believes that the assumptions used and the adjustments made are reasonable under the circumstances and given the information available.

In accordance with SEC Regulation S-X, the unaudited pro forma statement of earnings for the six months ended June 30, 2008 disclose income from continuing operations and therefore exclude loss from discontinued operations of $0.1 million.

The amounts presented under the column “Historical iGATE” in the accompanying unaudited pro forma statements of earnings for the years ended December 31, 2007, 2006 and 2005 reflect the historical consolidated amounts as reported by the Company in its respective Form 10-K filings with the Securities and Exchange Commission except that they have been recast to reflect the adoption, on January 1, 2009, of accounting guidance related to the accounting for noncontrolling interests.

The amount presented under the column “Historical iGATE” in the accompanying unaudited pro forma consolidated balance sheet as of June 30, 2008 reflects the historical consolidated amounts as reported by the Company in its Quarterly report on Form 10 Q filed with the Securities and Exchange Commission on August 1, 2008 except that is has been recast to reflect the adoption, on January 1, 2009, of accounting guidance related to the accounting for noncontrolling interests.

The amount presented under the column “Spin off of Mastech” represents the historical amounts of Mastech, previously consolidated by the Company.

On November 16, 2005, the Company sold Mastech Quantum Limited (“Canada”), its wholly owned Canadian subsidiary for approximately $9.3 million in cash. The Company recognized a gain on sale of Canada amounting to $5.5 million. Canada’s operations were included as part of the iGATE Professional Services (“iPS”) segment in 2005. On December 24, 2007, the Company sold its wholly owned affiliate, jobcurry Systems Private Ltd., (“jobcurry”) for total net cash proceeds of $1.0 million. The Company recognized a gain on the sale of jobcurry amounting to $0.1 million. jobcurry was reported as part of the iPS segment in fiscal years 2005, 2006 and 2007. On July 31, 2008, the Company completed the divesture and sale of iGATE Clinical Research International Inc and iGATE Clinical Research International Private Limited (collectively, “iCRI”) for cash consideration of $3.6 million. This sale resulted in a gain of approximately $1.8 million. iCRI was reported as part of iGATE Shared Services Segment in fiscal years 2005, 2006 and 2007. The accompanying unaudited pro forma statement of earnings for the years ended December 31, 2007, 2006 and 2005 reflect the Canada, jobcurry and iCRI sales/divesture under a separate column “Other than Mastech” as if the transactions occurred on January 1, 2005.

These unaudited pro forma consolidated financial statements are presented for illustrative purpose only and are not necessarily indicative of the operating results or the financial position that would have been achieved had the sales/divestures discussed above been consummated as of the dates indicated or of the results that may be obtained in the future. These unaudited pro forma consolidated financial statements and accompanying notes should be read together with the Company’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2007, Management’s Discussion and Analysis included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

iGATE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Dollars in thousands, except per share data)

Six Months Ended June 30, 2008

(Unaudited)

	Historical iGATE	Spin off of Mastech	Adjustments		Pro Forma iGATE
Revenues	$159,844	$49,348	$1,384	(a)	$111,880
Cost of revenues	109,943	39,650	1,384	(a)	71,677

Gross margin	49,901	9,698	—		40,203

Selling, general and administrative	28,819	7,105	—		21,714
Depreciation and amortization	6,057	161	—		5,896

Income from operations	15,025	2,432	—		12,593

Interest income	1,181	28	—		1,153
Interest expense	(50)	—	—		(50)
Other income (expense), net	1,125	(2)	—		1,127

(Loss) equity in income of affiliated companies	(25)	(27)	—		2

Income from continuing operations before income taxes	17,256	2,431	—		14,825
Income tax expense	942	361	—		581

Income from continuing operations	16,314	2,070	—		14,244
Less: Income attributable to the noncontrolling interest	371	—	—		371

Income from continuing operations attributable to iGATE	$15,943	$2,070	$—		$13,873

Earnings per share - Basic	$0.30				$0.26

Earnings per share - Diluted	$0.29				$0.25

Weighted average common shares, basic	53,717				53,717

Weighted average common shares, diluted	55,254				55,254

iGATE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Dollars in thousands, except per share data)

Year Ended December 31, 2007

(Unaudited)

	Historical iGATE	Spin off of Mastech	Other than Mastech	Adjustments		Pro Forma iGATE
Revenues	$307,258	$104,171	$4,269	$2,916	(a)	$201,734
Cost of revenues	218,249	82,146	2,320	2,839	(a)	136,622

Gross margin	89,009	22,025	1,949	77	(a)	65,112

Selling, general and administrative	60,421	15,231	2,796	77	(a)	42,471
Depreciation and amortization	11,021	320	262	—		10,439
Restructuring charges	769	—	—	—		769
Goodwill impairment	1,950	—	—	—		1,950

Income from operations	14,848	6,474	(1,109)	—		9,483

Interest income	4,030	83	24	—		3,923
Interest expense	(91)	—	(2)	—		(89)
Other income, net	2,099	—	129	—		1,970
Equity in income of affiliated companies	29	—	—	—		29
Gain on sale of stock of subsidiary	136	—	—	—		136
Loss on venture investments and affiliated companies, net	(193)	—	—	—		(193)

Income before income taxes	20,858	6,557	(958)	—		15,259
Income tax expense	2,281	701	(187)	—		1,767

Net income	18,577	5,856	(771)	—		13,492
Less: Net income attributable to the noncontrolling interest	2,992	—		—		2,992

Net income attributable to iGATE	$15,585	$5,856	$(771)	$—		$10,500

Earnings per share - Basic	$0.29					$0.20

Earnings per share - Diluted	$0.29					$0.20

Weighted average common shares, basic	53,333					53,333

Weighted average common shares, diluted	53,972					53,972

iGATE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Dollars in thousands, except per share data)

Year Ended December 31, 2006

(Unaudited)

	Historical iGATE	Spin off of Mastech	Other than Mastech	Adjustments		Pro Forma iGATE
Revenues	$283,588	$110,900	$3,117	$843	(a)	$170,414
Cost of revenues	210,212	85,650	1,868	(317	) (a)	122,377

Gross margin	73,376	25,250	1,249	1,160		48,037

Selling, general and administrative	58,769	17,864	1,538	1,160	(a)	40,527
Depreciation and amortization	10,851	251	317	—		10,283
Restructuring recovery	(3,062)	(555)	—	—		(2,507)

Income from operations	6,818	7,690	(606)	—		(266)

Interest income	3,311	82	83	—		3,146
Interest expense	(121)	(11)	(14)	—		(96)
Other income, net	802	—	274	—		528
Equity in income of affiliated companies	317	—	—	—		317
Gain on venture investments and affiliated companies, net	578	—	—	—		578

Income before income taxes	11,705	7,761	(263)	—		4,207
Income tax expense	2,249	662	(10)	—		1,597

Net income	9,456	7,099	(253)	—		2,610
Less: Net income attributable to the noncontrolling interest	752	—	—	—		752

Net income attributable to iGATE	$8,704	$7,099	$(253)	$—		$1,858

Earnings per share - Basic	$0.16					$0.03

Earnings per share - Diluted	$0.16					$0.03

Weighted average common shares, basic	52,939					52,939

Weighted average common shares, diluted	53,278					53,278

iGATE CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Dollars in thousands, except per share data)

Year Ended December 31, 2005

(Unaudited)

	Historical iGATE	Spin off of Mastech	Other than Mastech	Adjustments		Pro Forma iGATE
Revenues	$275,992	$106,423	$31,536	$1,484	(a)	$139,517
Cost of revenues	205,110	83,350	24,651	246	(a)	97,355

Gross margin	70,882	23,073	6,885	1,238		42,162

Selling, general and administrative	56,568	14,925	5,207	1,238	(a)	37,674
Depreciation and amortization	10,915	160	668	—		10,087
Restructuring recovery	(481)	—	—	—		(481)

Income (loss) from operations	3,880	7,988	1,010	—		(5,118)

Interest income	2,123	48	63	—		2,012
Interest expense	(204)	(85)	(91)	—		(28)
Other expense, net	(2,194)	—	40	—		(2,234)
Equity in income of affiliated companies	338	—	—	—		338
Gain on sale of stock of subsidiaries	5,549	—	5,549	—		—
Loss on venture investments and affiliated companies, net	(2,149)	—	—	—		(2,149)

Income (loss) before income taxes	7,343	7,951	6,571	—		(7,179)
Income tax expense (benefit)	113	1,425	156	—		(1,468)

Net income (loss)	7,230	6,526	6,415	—		(5,711)
Less: Net income attributable to the noncontrolling interest	261	—	—	—		261

Net income (loss) attributable to iGATE	$6,969	$6,526	$6,415	$—		$(5,972)

Earnings (loss) per share - Basic	$0.13					$(0.11)

Earnings (loss) per share - Diluted	$0.13					$(0.11)

Weighted average common shares, basic	52,530					52,530

Weighted average common shares, diluted	52,734					52,530

iGATE CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

(dollars in thousands)

As of June 30, 2008

(Unaudited)

	Historical iGATE	Spin off of Mastech	Other than Mastech	Adjustments		Pro Forma iGATE
ASSETS
Current assets:
Cash and cash equivalents	$27,606	$8,042	$3,600 (b)	$497	(c)	$23,661
Short term investments	33,724	—	—	—		33,724
Accounts receivable, net	41,226	7,733	—	—		33,493
Unbilled receivable	17,339	2,329	—	—		15,010
Prepaid and other current assets	5,428	207	—	—		5,221
Deferred income taxes	722	254	—	—		468
Current assets of discontinued operations	1,945	—	(1,945)	—		—

Total current assets	127,990	18,565	1,655	497		111,577

Non-current assets of discontinued operations	1,643	—	(1,643)	—		—
Deposits	2,995	—	—	—		2,995
Investments in unconsolidated affiliates	60	60	—	—		—
Land, building, equipment and leasehold improvements, net	35,216	332	—	—		34,884
Deferred income taxes	4,458	300	—	—		4,158
Goodwill	33,912	—	—	—		33,912
Intangible assets, net	2,998	—	—	—		2,998

Total assets	$209,272	$19,257	$12	$497		$190,524

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,405	$1,914	$—	$—		$2,491
Accrued payroll and related costs	18,062	4,594	—	—		13,468
Accrued income taxes	848	—	—	—		848
Other current liabilities	25,919	91	—	—		25,828
Restructuring reserve	575	—	—	—		575
Deferred revenue	387	67	—	—		320
Current liabilities of discontinued operations	1,486	—	(1,486)	—		—

Total current liabilities	51,682	6,666	(1,486)	—		43,530

Other long term liabilities	738	—	—	—		738
Deferred tax liabilities	961	—	—	—		961

Total liabilities	53,381	6,666	(1,486)	—		45,229

Shareholders’ equity:
Common Stock, par value $0.01 per share	548	—	—	—		548
Additional paid-in capital	169,221	—	—	—		169,221
Retained earnings (deficit)	9,790	12,591	1,498 (b)	497	(c)	(806)
Common stock in treasury, at cost	(14,714)	—	—	—		(14,714)
Accumulated other comprehensive loss	(8,954)	—	—	—		(8,954)

Total shareholders’ equity	155,891	12,591	1,498	497		145,295

Total liabilities and shareholders’ equity	$209,272	$19,257	$12	$497		$190,524

Notes to Unaudited Pro Forma Consolidated Financial Statements

(a)	The pro forma adjustments to iGATE’s unaudited consolidated statement of earnings for the six months ended June 30, 2008 and the years ended December 31, 2007, 2006 and 2005, relate to the adjustments to revenues, cost of revenues and selling, general and administrative expenses for transactions between iGATE and Mastech that were eliminated in consolidation in the preparation of iGATE’s historical consolidated financial statements.

(b)	Represents the cash consideration on sale of iCRI amounting to $3.6 million and gain on sale amounting to $1.8 million.

(c)	Represents the adjustment to record the following:

(i)	Transfer of excess cash balance from Mastech amounting to $3.4 million subsequently. In accordance with the Separation and Distribution Agreement, all “excess cash” will be transferred from Mastech, prior to the spin off. Excess cash is defined as those cash balances that result in working capital exceeding $8.5 million.

(ii)	$2.9 million of spin-off costs incurred subsequent to June 30, 2008.